SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. P. Morgan Clearing Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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3/11/14

3/18/14

J.P. Morgan Clearing Corp.

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2013

J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Table of Contents
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Stockholders,
J.P. Morgan Clearing Corp.

We have audited the accompanying statement of financial condition of J.P. Morgan Clearing Corp. (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Company at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Clearing Corp.

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2013

(in thousands)	
Assets	
Cash	$ 361,545
Cash and securities segregated under federal and other regulations	1,865,640
Securities borrowed	96,218,061
Receivables	
Customers	26,707,112
Brokers, dealers, clearing organizations and others	29,288,683
Interest and dividends	94,834
Other assets	155,549
Total assets	**$ 154,691,424**
Liabilities	
Borrowings	$ 13,191,056
Securities sold under repurchase agreements	19,153,666
Securities loaned	18,468,834
Payables	
Customers	87,372,334
Brokers, dealers and others	7,644,129
Interest and dividends	135,787
Other liabilities and accrued expenses	539,613
	146,505,419
Subordinated liabilities	4,910,000
Total liabilities	**151,415,419**
Commitments and contingencies (Note 13)	
Total stockholders' equity	**3,276,005**
Total liabilities and stockholders' equity	**$ 154,691,424**

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization

J.P. Morgan Clearing Corp. (the "Company"), is a wholly-owned subsidiary of and guaranteed by J.P. Morgan Securities LLC ("JPMorgan Securities"), which is an indirect wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations worldwide. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and a futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is also a member of the New York Stock Exchange ("NYSE") and other exchanges.

The Company has the following ratings as of December 31, 2013:

	Long-term issuer	Short-term issuer	Outlook
Standard & Poor's (S&P)	A+	A-1	Stable
Moody's	Aa3	Prime-1	Stable
Fitch	A+	F1	Stable

The Company's obligations are guaranteed by JPMorgan Securities, whose unsecured long- and short-term debt are rated the same by S&P, Moody's and Fitch.

Nature of Business

The Company provides securities and futures clearing, customer financing, securities lending and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis; and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). In addition, the Company acts as a carrying and clearing broker for certain activities of JPMorgan Securities and other affiliates on either a fully disclosed or omnibus basis.

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

(a) Accounting and Reporting Developments

Statement of Financial Condition Netting

In December 2011, the Financial Accounting Standards Board ("FASB") issued guidance that requires enhanced disclosures about certain financial assets and liabilities that are subject to legally enforceable master netting agreements or similar agreements, or that have otherwise been offset on the Statement of Financial Condition under certain specific conditions that permit net presentation. In January 2013, the FASB clarified that the scope of this guidance is limited to derivatives, securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements"), and securities borrowing and lending transactions. The Company adopted the new guidance, effective January 1, 2013. The application of this guidance had no impact on the Company's Statement of Financial Condition. For further information, see Note 4.

(b) Basis of presentation

Offsetting assets and liabilities

U.S. GAAP permits entities to present repurchase and resale agreements with the same counterparty on a net basis on the Statement of Financial Condition when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Company has elected to net such balances when the specified conditions are met.

The Company uses master netting agreements to mitigate counterparty credit risk in certain transactions, including repurchase and resale agreements, and securities borrow and loan agreements. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver margin when due after expiration of any grace period). Upon exercise of repurchase agreement and securities loan default rights (i) all securities loan transactions are terminated

and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

For further discussion, see Note 4.

Use of Estimates in the Preparation of the Statement of Financial Condition
The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Cash and Securities Segregated Under Federal and Other Regulations
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2013, the Company had $1.9 billion of cash and securities segregated to be in compliance with regulations. These balances are disclosed on the Statement of Financial Condition under cash and securities segregated under federal and other regulations.

Additionally, the Company segregated $162.8 million of customer-owned securities at December 31, 2013. These securities are not part of the Statement of Financial Condition.

(d) Customer Transactions
Receivables from and payables to customers primarily include amounts due on cash and margin transactions. These customer securities transactions are recorded on the Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. In the event of fails to deliver or receive, the Company records corresponding receivables from customers or payables to customers, respectively.

The Company monitors the market value of collateral held and the market value of securities receivable from customers to secure receivables from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Assets owned by customers, including those that collateralize margin or other similar transactions and held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included on the Statement of Financial Condition.

(e) Income Taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 5 for a further discussion of income taxes.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(f) Foreign Currency Remeasurement

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair Value Measurement of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Substantially all of the Company's assets and liabilities, with the exception of certain exchange memberships, are highly liquid and are carried at contractual amounts, which approximate fair value.

Valuation Hierarchy

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

Level 1 Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Additional Disclosures about the Fair Value of Financial Instruments

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value. The Company's financial instruments are not carried at fair value on the Statement of Financial Condition due to their short-term nature and generally negligible credit risk. These instruments include cash, securities purchased under resale agreements with short-dated maturities, securities borrowed with short-dated maturities, short-term receivables and accrued interest receivable, securities sold under repurchase agreements with short-dated maturities, securities loaned with short-dated maturities, borrowings, accounts payable and other liabilities.

Notes to Statement of Financial Condition
December 31, 2013

The following table presents the carrying values and estimated fair values at December 31, 2013, of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy:

December 31, 2013 (in thousands)	Carrying value	Estimated fair value hierarchy Level 1	Level 2	Level 3	Total estimated fair value
Financial assets					
Cash	$ 361,545	$ 361,545	$ –	$ –	$ 361,545
Cash and securities segregated under federal and other regulations	1,865,640	–	1,865,640	–	1,865,640
Securities borrowed	96,218,061	–	96,218,061	–	96,218,061
Receivables:					
Customers	26,707,112	–	26,707,112	–	26,707,112
Brokers, dealers, clearing organizations and others	29,288,683	–	29,288,683	–	29,288,683
Interest and dividends	94,834	–	94,834	–	94,834
Other assets	132,181	–	132,181	–	132,181
Financial liabilities					
Borrowings	$ 13,191,056	$ –	$ 13,191,056	$ –	$ 13,191,056
Securities sold under repurchase agreements	19,153,666	–	19,153,666	–	19,153,666
Securities loaned	18,468,834	–	18,468,834	–	18,468,834
Payables:		–		–	–
Customers	87,372,334	–	87,372,334	–	87,372,334
Brokers, dealers and others	7,644,129	–	7,644,129	–	7,644,129
Interest and dividends	135,787	–	135,787	–	135,787
Other liabilities and accrued expenses	487,242	–	487,242	–	487,242
Subordinated liabilities	4,910,000	–	4,858,968	–	4,858,968

4. Securities Financing Activities

The Company enters into resale agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions (collectively, "securities financing agreements") that are treated as collateralized financings and disclosed on the Statement of Financial Condition. These agreements are entered into to acquire securities to cover short positions, accommodate customers' financing needs and settle other securities obligations.

Repurchase agreements and resale agreements are carried on the Statement of Financial Condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest, which approximates fair value. Where appropriate under applicable accounting guidance, repurchase and resale agreements with the same counterparty are reported on a net basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received which approximates fair value. Certain securities are borrowed against securities collateral and in accordance with U.S. GAAP, the borrower is not required to record the transactions on its Statement of Financial Condition.

The Company's policy is to take possession, where possible, of securities purchased under resale and securities borrowed agreements. The Company monitors the market value of the underlying securities that it has received from its counterparties and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities. Margin levels are established initially based upon the counterparty and type of collateral and monitored on an ongoing basis to protect against declines in collateral value in the event of default. The Company typically enters into master netting agreements and other collateral arrangements with its resale agreement and securities borrowed counterparties, which provide for the right to liquidate the purchased or borrowed securities in the event of a customer default. As a result of the Company's credit risk mitigation practices with respect to resale and securities borrowed agreements as described above, the Company did not hold any reserves for credit impairment with respect to these agreements as of December 31, 2013.

Notes to Statement of Financial Condition
December 31, 2013

The following table presents as of December 31, 2013, the gross and net securities purchased under resale agreements and securities borrowed. Securities purchased under resale agreements have been presented on the Statement of Financial Condition net of securities sold under repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement and where the other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities purchased under resale agreements are not eligible for netting, and are shown separately in the table below. Securities borrowed are presented on a gross basis on the Statement of Financial Condition.

December 31, 2013 (in millions)	Gross asset balance	Amounts netted on the Statement of Financial Condition	Net asset balance
Securities purchased under resale agreements			
Securities purchased under resale agreements with an appropriate legal opinion	$ 1,457	$ –	$ 1,457
Securities purchased under resale agreements where an appropriate legal opinion has not been sought or obtained	–		–
Total securities purchased under resale agreements [a]	$ 1,457	$ –	$ 1,457
Securities borrowed [b]	$ 96,218	N/A	$ 96,218

(a) Included in Cash and securities segregated under federal and other regulations on Statement of Financial Condition.
(b) Includes $19.0 billion of securities borrowed where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement.

The following table presents information as of December 31, 2013, regarding the securities purchased under resale agreements and securities borrowed for which a legal opinion has been obtained with respect to the master netting agreement. The below table excludes information related to resale agreements and securities borrowed where such a legal opinion has either not been sought or obtained.

December 31, 2013 (in millions)	Net asset balance	Amounts not nettable on the Statement of Financial Condition[a]		Net exposure
		Financial instruments[b]	Cash collateral	
Securities purchased under resale agreements with an appropriate legal opinion	$ 1,457	$ (1,457)	$ –	$ –
Securities borrowed	$ 77,136	$ (74,822)	$ –	$ 2,314

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Statement of Financial Condition may exceed the net asset balance. Where this is the case the total amounts reported in these two columns is limited to the balance of the net resale agreement or securities borrowed asset with that counterparty.
(b) Includes financial instrument collateral received and repurchase agreement and securities loaned liabilities subject to an enforceable master netting agreement; these amounts are not presented net on the Statement of Financial Condition because other U.S. GAAP netting criteria are not met.

The following table presents as of December 31, 2013, the gross and net securities sold under repurchase agreements and securities loaned. Securities sold under repurchase agreements have been presented on the Statement of Financial Condition net of securities purchased under resale agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement and where other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities sold under repurchase agreements are not eligible for netting, and are shown separately in the table below. Securities loaned are presented on a gross basis on the Statement of Financial Condition.

December 31, 2013 (in millions)	Gross liability balance	Amounts netted on the Statement of Financial Condition	Net liability balance
Securities sold under repurchase agreements			
Securities sold under repurchase agreements with an appropriate legal opinion	$ 19,154	$ –	$ 19,154
Securities sold under repurchase agreements where an appropriate legal opinion has not been either sought or obtained	–		–
Total securities sold under repurchase agreements	$ 19,154	$ –	$ 19,154
Securities loaned [(a)]	$ 18,469	N/A	$ 18,469

(a) Includes $42 million of securities loaned where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement.

The following table presents information as of December 31, 2013 regarding securities sold under repurchase agreements and securities loaned for which a legal opinion has been obtained with respect to the master netting agreement. The below table excludes information related to repurchase agreements and securities loaned where such a legal opinion has not been either sought or obtained.

		Amounts not nettable on the Statement of Financial Condition[(a)]		
December 31, 2013 (in millions)	Net liability balance	Financial instruments[(b)]	Cash collateral	Net amount[(c)]
Securities sold under repurchase agreements with an appropriate legal opinion	$ 19,154	$ (19,154)	$ –	$ –
Securities loaned	$ 18,427	$ (18,342)	$ –	$ 85

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Statement of Financial Condition may exceed the net liability balance. Where this is the case the total amounts reported in these two columns is limited to the balance of the net repurchase agreement or securities loaned liability with that counterparty.
(b) Includes financial instrument collateral transferred and resale agreement and securities borrowed assets subject to an enforceable master netting agreement; these amounts are not presented net on the Statement of Financial Condition because other U.S. GAAP netting criteria are not met.
(c) Net amount represents exposure of counterparties to the Company.

5. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. The Company's tax-sharing agreement requires periodic settlement with JPMorgan Chase of increases or decreases to the net federal deferred tax balance. Until settlement, net balances are recorded as a component of Other liabilities and accrued expenses in the Statement of Financial Condition. As of December 31, 2013, the Company had $18 million of an unsettled net deferred tax liability balance. The significant components of the deferred tax asset, as of December 31, 2013 relate primarily to investments in partnerships, and federal and state tax benefits in regards to tax reserves. In addition there is a deferred tax asset related to state and local net operating loss carry forwards against which a $8 million valuation allowance has been established. As of December 31, 2013, management has determined it is more likely than not that the Company will realize its deferred tax assets, net of the existing valuation allowance.

At December 31, 2013, the Company had a current income tax payable to JPMorgan Chase of $132 million included in the Statement of Financial Condition.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2013:

(in thousands)	Unrecognized tax benefits
Balance at December 31, 2012	$ 102,840
Increases based on tax positions related to the current period	23,350
Decreases based on tax positions related to prior period	(15,380)
Balance at December 31, 2013	$ 110,810

At December 31, 2013, the Company's unrecognized tax benefit, excluding related interest expense and penalties, was $111 million, of which $72 million, if recognized, would reduce the annual effective tax rate.

At December 31, 2013, in addition to the Company's liability for unrecognized tax benefits, the Company had accrued $31 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2013.

December 31, 2013	Periods under examination	Status
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed, JPMorgan Chase intends to appeal
JPMorgan Chase - U.S.	2006 - 2010	Field examination
Bear Stearns - U.S.	2003 - 2005	Refund claims under review
Bear Stearns - U.S.	2006 - 2008	Field examination
JPMorgan Chase - New York	2005 - 2007	Field examination
JPMorgan Chase - California	2006 - 2010	Field examination

Notes to Statement of Financial Condition
December 31, 2013

6. **Borrowings**

Borrowings at December 31, 2013, were approximately $13.2 billion, which were substantially all unsecured borrowings from affiliates. These borrowings are short-term obligations that bear interest based on short-term interest rates.

7. **Subordinated Liabilities**

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $9.2 billion. At December 31, 2013, $4.9 billion was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2013 mature as follows:

(in thousands)

Year		Amount
2015	$	500,000
2016		4,410,000
	$	4,910,000

All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and by the National Futures Association ("NFA"), and therefore, they qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule ("Net Capital Rule"). The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Net Capital Rule.

The subordinated liabilities bear interest at a rate based upon the London Interbank Borrowing Offered Rate ("LIBOR").

8. **Employee Compensation and Benefits**

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Awards

U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and convert to shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

JPMorgan Chase Employee Stock Options and SARs

Employee stock options and SARs are generally granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase typically awards SARs to certain key employees once per year, and it also periodically grants stock options and SARs to individual employees. The 2013 grants of SARs become exercisable over five years (i.e., 20% per year) and contain full-career eligibility provisions. SARs generally expire ten years after the grant date and contain clawback provisions similar to RSUs.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2013:

(in thousands)	
RSUs	
Granted	246
Forfeited	5
Options and SARS	
Granted	5
Forfeited	0

At December 31, 2013, the Company's employees held 693 thousand unvested RSUs. In addition, 29 thousand options and SARs were held by the Company's employees at December 31, 2013, of which 5 thousand awards were unvested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

For a discussion of the accounting policies and other information relating to employee stock-based compensation, refer to Note 10 of JPMorgan Chase's 2013 Form 10K.

Pension and Other Postretirement Employee Benefits
The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory and vary with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company.

The JPMorgan Chase domestic pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified domestic defined benefit pension plan exceeded the projected benefit obligation at December 31, 2013.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 9 of JPMorgan Chase's 2013 Form 10-K.

9. Preferred Stock

The Company's Series A preferred stock has a liquidation preference of $1,500 per share, is nonvoting and is entitled to dividends, on a cumulative basis, at 6% per annum. The Company may redeem, at its option, the preferred stock at a price of $1,500 per share plus accumulated and unpaid dividends upon the occurrence of certain events.

At December 31, 2013, there were no shares of the Company's preferred stock held by any affiliate of the Company.

10. Enterprise-Wide Risk Management

Risk is an inherent part of JPMorgan Chase's business activities. JPMorgan Chase employs a holistic approach to risk management that is intended to ensure the broad spectrum of risk types are considered in managing its business activities. The Company is part of this approach.

JPMorgan Chase believes effective risk management requires:

- Acceptance of responsibility by all individuals within JPMorgan Chase;
- Ownership of risk management within each line of business; and
- Firmwide structures for risk governance and oversight.

Firmwide Risk Management is overseen and managed across all affiliates of JPMorgan Chase on an enterprise-wide basis. JPMorgan Chase's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Chief Risk Officer ("CRO") and Chief Operating Officer ("COO") develop and set the risk management framework and governance structure for JPMorgan Chase which is intended to provide comprehensive controls and ongoing management of the major risks inherent in JPMorgan Chase's business activities. JPMorgan Chase's risk management framework is intended to create a culture of risk transparency and awareness, and personal responsibility throughout JPMorgan Chase where collaboration,

discussion, escalation and sharing of information are encouraged. The CEO, CFO, CRO and COO are ultimately responsible and accountable to JPMorgan Chase's Board of Directors.

JPMorgan Chase believes that risk management is the responsibility of every employee. Employees are expected to operate with the highest standards of integrity and identify, escalate, and correct mistakes. JPMorgan Chase's risk culture strives for continual improvement through ongoing employee training and development, as well as talent retention. JPMorgan Chase also approaches its incentive compensation arrangements through an integrated risk, compensation and financial management framework to encourage a culture of risk awareness and personal accountability. JPMorgan Chase's overall objective in managing risk is to protect the safety and soundness of JPMorgan Chase, and avoid excessive risk taking.

The following outlines several key risks that are inherent in The Company's business activities.

Credit Risk
Credit risk is the risk of loss from obligor or counterparty default. See Note 11 for details on customer credit risks.

Liquidity Risk
Liquidity Risk is the risk JPMorgan Chase will not have the appropriate amount, composition or tenor of funding and liquidity to support its assets and obligations. Liquidity risk management is intended to ensure that JPMorgan Chase has the appropriate amount, composition and tenor of funding and liquidity in support of its assets. The primary objectives of effective liquidity management are to ensure that JPMorgan Chase's core businesses are able to operate in support of client needs and meet contractual and contingent obligations through normal economic cycles, as well as during market stress events, and to maintain debt ratings that enable JPMorgan Chase to optimize its funding mix and liquidity sources while minimizing costs. JPMorgan Chase manages liquidity and funding using a centralized, global approach in order to optimize liquidity sources and uses for JPMorgan Chase as a whole, monitor exposures, identify constraints on the transfer of liquidity among legal entities within JPMorgan Chase, and maintain the appropriate amount of surplus liquidity as part of JPMorgan Chase's overall balance sheet management strategy.

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors or external events. Operational risk is inherent in each of JPMorgan Chase's businesses and support activities. Operational risk can manifest itself in various ways, including errors, fraudulent acts, business interruptions, inappropriate behavior of employees, or vendors that do not perform in accordance with their arrangements. These events could result in financial losses, including litigation and regulatory fines, as well as other damage to JPMorgan Chase, including reputational harm. To monitor and control operational risk, JPMorgan Chase maintains an overall framework that includes oversight and governance, policies and procedures, consistent practices across the lines of business, and enterprise risk management tools intended to provide a sound and well-controlled operational environment. The goal is to keep operational risk at appropriate levels, in light of JPMorgan Chase's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject.

Legal Risk
Legal risk is the risk of loss or imposition of damages, fines, penalties or other liability arising from failure to comply with a contractual obligation or to comply with laws or regulations to which JPMorgan Chase is subject. Legal risk includes the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of JPMorgan Chase's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations.

Fiduciary Risk
Fiduciary risk is the risk of failing to exercise the applicable standard of loyalty and care, or to act in the best interests of clients or to treat all clients fairly as required under applicable law or regulation, potentially resulting in regulatory action, reputational harm or financial liability. Depending on the fiduciary activity and capacity in which JPMorgan Chase is acting, federal and state statutes, common law and regulations require JPMorgan Chase to adhere to specific duties in which JPMorgan Chase must always place the client's interests above its own. Fiduciary Risk Management is the responsibility of the relevant line of business risk committees. Senior business, legal, risk and compliance management, who have particular responsibility for fiduciary issues, work with the relevant line of business risk committees with the goal of ensuring that businesses providing investment, trusts and estates, or other fiduciary products or services that give rise to fiduciary duties to clients, perform at the appropriate standard relative to their fiduciary relationship with a client. Each line of business and its respective risk and governance committees are responsible for the oversight and management of fiduciary risks in their business. Of particular focus are the policies and practices that address a business'

responsibilities to a client, including performance and service requirements and expectations; client suitability determinations; and disclosure obligations and communications. In this way, the relevant line of business risk committees provide oversight of JPMorgan Chase's efforts to monitor, measure and control the performance and risks that may arise in the delivery of products or services to clients that give rise to such fiduciary duties, as well as those stemming from any of JPMorgan Chase's fiduciary responsibilities under JPMorgan Chase's various employee benefit plans.

Reputation Risk

Reputation Risk is the risk that an action, transaction, investment or event will reduce the trust that clients, shareholders, employees or the broader public has in JPMorgan Chase's integrity or competence. Maintenance of JPMorgan Chase's reputation is the responsibility of each individual employee of JPMorgan Chase. JPMorgan Chase's Reputation Risk policy explicitly vests each employee with the responsibility to consider the reputation of JPMorgan Chase, rather than business benefits and regulatory requirements alone, in deciding whether to pursue any new product, transaction, client, or any other activity. Since the types of events that could harm JPMorgan Chase's reputation are so varied across JPMorgan Chase's lines of business, each line of business has a separate reputation risk governance infrastructure in place, which comprises three key elements: clear, documented escalation criteria appropriate to the business footprint; a designated primary discussion forum - in most cases, one or more dedicated reputation risk committees; and a list of designated contacts. Line of business reputation risk governance is overseen by a Firmwide Reputation Risk Governance function, which provides oversight of the governance infrastructure and process to support the consistent identification, escalation, management and reporting of reputation risk issues firmwide.

Cybersecurity

JPMorgan Chase devotes significant resources to maintain and regularly update its systems and processes that are designed to protect the security of JPMorgan Chase's computer systems, software, networks and other technology assets against attempts by third parties to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage. Third parties with which JPMorgan Chase does business or that facilitate JPMorgan Chase's business activities (e.g., vendors, exchanges, clearing houses, central depositories, and financial intermediaries) could also be sources of cybersecurity risk to JPMorgan Chase, including with respect to breakdowns or failures of their systems, misconduct by the employees of such parties, or cyberattacks which could affect their ability to deliver a product or service to JPMorgan Chase or result in lost or compromised information of JPMorgan Chase or its customers. JPMorgan Chase is working with appropriate government agencies and other businesses, including our own third-party service providers, to continue to enhance defenses and improve resiliency to cybersecurity threats.

11. Customer Activities

Customer Credit Risks

The Company's activities for both clearing clients and customers, including affiliates (collectively "customers"), involve the execution, settlement and financing of customers' securities and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers by the Company.

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers.

Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as borrowings, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for securities and futures activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

12. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for clearing activities and collateralized transactions.

Significant balances with related parties are listed below:

(in thousands)

Assets		December 31, 2013
Cash	$	86,177
Cash and securities segregated under federal and other regulations		1,865,602
Securities borrowed		37,346,631
Receivable from brokers, dealers, clearing organizations and others		27,818,418
Other assets		90
Liabilities		
Borrowings	$	13,174,366
Securities sold under repurchase agreements		638,000
Securities loaned		8,919,545
Payable to customers		7,377,248
Payable to brokers, dealers and others		6,619,365
Payables - interest and dividends		369
Other liabilities and accrued expenses		15,951
Subordinated liabilities payable to JPMorgan Chase		4,910,000

13. Commitments, Pledged Assets, Collateral and Contingencies

Collateral

At December 31, 2013, the Company has accepted securities as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $213.0 billion. This collateral was generally obtained under resale agreements, securities borrowing agreements and customer margin loans. In many instances, the Company is permitted to rehypothecate the securities received as collateral, subject to regulations which prohibit the rehypothecation of customer fully-paid and excess margin securities, as defined in SEC Rule 15c3-3, Customer Protection. Of the total securities received as collateral, approximately $153.7 billion was repledged, delivered or otherwise used, generally as collateral for securities financing activities or to meet margin requirements at exchanges.

Collateralized committed facilities

Collateralized committed facilities are conditional lending commitments issued by the Company for secured financings. The Company has such facilities in place with certain customers and certain clearinghouses of which it is a member. The Company does not hold collateral to support undrawn commitments under these facilities. However, before advancing funds the Company takes possession of collateral (generally securities) and continues to monitor the market value of the collateral during the term of the financing, which includes requesting additional collateral. At December 31, 2013, the Company had commitments of $3.0 billion outstanding under such collateralized committed facilities.

Letters of Credit

In the ordinary course of business, the Company provides letters of credit that are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. At December 31, 2013, the Company had an unsecured letter of credit commitment of $15 million.

Client Clearing Guarantees

Where the Company clears transactions on behalf of its clients through various clearinghouses, the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at inception and throughout the life of the transaction. The Company may cease providing clearing services if clients do not adhere to their obligations under the clearing agreement. In some cases the Company is obligated to clear future transactions that clients have yet to execute,

and stand behind the performance of the client on those trades. No amounts are recorded on the Statement of Financial Condition in relation to clearing current or future client transactions.

It is difficult to estimate the Company's maximum exposure through its role as clearing member, as this would require an assessment of transactions that clients may execute in the future. However, based upon historical experience, management believes it is unlikely that the Company will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Exchange and Clearinghouse Guarantees
The Company is a member of several securities and futures exchanges and clearinghouses in the U.S. Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or, in a few cases, the obligation may be unlimited. It is difficult to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote.

Litigation
The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion of certain litigation cases relating to JPMorgan Chase, including the estimate of the range of reasonably possible losses for JPMorgan Chase's legal proceedings, please refer to Note 31 of JPMorgan Chase's 2013 Form 10-K.

The litigation noted above involves multiple companies that are subsidiaries or affiliates of JPMorgan Chase, including the Company. Due to the overlapping nature of claims, JPMorgan Chase does not disaggregate the estimate of reasonably possible losses by individual subsidiary or affiliate. Where the Firm and/or one or more of its subsidiaries or affiliates are named as defendants in a particular litigation, JPMorgan Chase has procedures to determine the proper allocation of legal costs among the several defendants.

The Company notes, however, that in light of the uncertainties involved in such proceedings, there is no assurance the ultimate resolution of these matters will not significantly exceed the reserves it has currently accrued.

14. Net Capital and Other Regulatory Requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of: (i) 2% of aggregate debit items arising from customer transactions, as defined in the Net Capital Rule, plus excess margin collateral on resale agreements; or (ii) 8% of customer risk maintenance margin requirements plus 8% of noncustomer risk maintenance margin requirements, all as defined in the capital rules of the CFTC. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2013, the Company's net capital of approximately $7.1 billion was approximately 7.6% of aggregate debit items and exceeded the minimum regulatory net capital requirement of approximately $1.9 billion by approximately $5.2 billion.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

Under the sequestration requirement for customers trading on U.S. commodity exchanges, the Company is required to sequester funds for certain over-the-counter derivatives products. At December 31, 2013, the Company had $250,000 sequestered which was $250,000 in excess of the requirement.

15. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2013, and through February 27, 2014 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Company's Statement of Financial Condition at December 31, 2013.